Exhibit 99.4

January 31, 2006

Consolidated Financial Results

for the First Nine Months of Fiscal 2005

(Nine-Month Period Ended December 31, 2005)

Daiichi Pharmaceutical Co., Ltd.

Listed company name: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communications Department

Telephone: +81-3-6225-1126

1. Matters Relating to the Preparation of the Quarterly Consolidated Financial Statements

(1) Adoption of simplified accounting methods:	None

(2) Accounting methods differing from those adopted for the latest fiscal year:	Yes

Depreciation and Amortization of Buildings

Buildings (excluding fixtures) purchased on and after April 1, 1998, had been depreciated using the declining-balance method, however, as of the period under review the Company depreciates such buildings using the straight-line method. This change resulted in a ¥160 million increase in operating income, ordinary income and net income before income taxes and minority interests for the period under review.

Impairment of Property, Plant and Equipment

As of the period under review, the Company adopted the new accounting standard for impairment of property, plant and equipment (“Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result of this adoption, net income before income taxes and minority interests decreased by ¥1,339 million.

(3)	Changes in the scope of consolidation and application of the equity method: Yes

Consolidated subsidiaries:

Increase: 0

Decrease: 6

Companies accounted for by the equity method:

Increase: 3

Decrease: 0

2. Consolidated Financial Results for the First Nine Months of Fiscal 2005

(1) Consolidated Financial Results

	(Figures less than ¥1 million, except per share amounts, have been omitted.)
	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
First nine months of fiscal 2005	266,593	5.0	60,970	26.2	62,793	26.5
First nine months of fiscal 2004	253,782	(0.2)	48,327	9.1	49,635	12.1

Fiscal 2004	328,534		56,063		57,320

	Net income		Basic net income per share	Diluted net income per share
	Millions of yen	Percent change	Yen	Yen
First nine months of fiscal 2005 First nine months of fiscal 2004	34,922 25,336	37.8 (0.7)	129.84 94.36	129.80 94.33

Fiscal 2004	37,175		137.95	137.90

Note:

Percentages for net sales, operating income, ordinary income, and net income represent a change from the corresponding results for the first nine months of previous fiscal years.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
First nine months of fiscal 2005	574,918	464,180	80.7	1,722.89
First nine months of fiscal 2004	540,533	437,924	81.0	1,631.54

Fiscal 2004	546,555	448,563	82.1	1,670.71

Overview of Results of Operations

On September 28, 2005, Daiichi Pharmaceutical Co., Ltd. and Sankyo Company Limited established DAIICHI SANKYO COMPANY, LIMITED, under which both companies became wholly owned subsidiaries, marking the start of operations as the DAIICHI SANKYO Group.

Regarding prescription drugs, sustained efforts to control healthcare costs in Japan continued to create harsh market conditions. Amid these conditions, the Daiichi Pharmaceutical Group further augmented its efforts to provide information related to drug efficacy and safety. As a result, consolidated net sales increased 4.7% from the level in the same period of fiscal 2004, to ¥172,815 million, supported by growth in sales of such mainstay products as Cravit®, a broad-spectrum oral antibacterial agent; Artist®, a long-acting beta-blocker; Zyrtec®, a long-acting selective H1 receptor antagonist for the treatment of allergic diseases; Mobic®, a non-steroidal anti-inflammatory agent; HANP®, an agent for acute heart failure; and Topotecin, an anticancer drug. Overseas prescription drug sales rose 20.2%, to ¥51,194 million, reflecting the strong bulk exports of the antibacterial agent levofloxacin to North America and Europe as well as the yen’s depreciation against foreign currencies. Thus, consolidated net sales were up both in Japan and overseas.

In OTC drug operations and fine chemicals operations, the Daiichi Pharmaceutical Group faced harsh market conditions that depressed consolidated net sales.

As a result, in the first nine months of fiscal 2005, the Daiichi Group generated net sales of ¥266,593 million, reflecting a 5.0% increase from the same period of the previous fiscal year. The Group also made steady progress in terms of income. Operating income surged 26.2%, to ¥60,970 million, ordinary income rose 26.5%, to ¥62,793 million, and net income soared 37.8%, to ¥34,922 million, owing in part to cost reductions stemming from the establishment of Daiichi Pharmatech Co., Ltd., that helped to offset an increase in expenses attributable to the advancement of global R&D and business integration preparations.

As for results for the full fiscal year ending March 31, 2006, we expect to meet our projections as presented at the time of the interim results announcement. In addition, in the fourth quarter of fiscal 2005, we anticipate the recording of a business integration-related loss as well as a portion of lump-sum income for Plavix®.

Overview of Financial Position

Total assets at the end of the period under review rose ¥28,363 million, to ¥574,918 million, compared with the end of the previous fiscal year. This increase is primarily attributable to a ¥19,771 million rise due to an increase in the market value of investment securities.

Shareholders’ equity grew ¥15,617 million, to ¥464,180 million, compared with the end of the previous fiscal year, owing to a ¥15,942 million increase in the valuation difference on other securities due to the reevaluation of investment securities, which offset a decrease in retained earnings attributable to the payment of dividends and the retirement of treasury stock.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of yen)
	As of March 31, 2005		As of December 31, 2005		Change	As of December 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
ASSETS

I Current assets:
1. Cash and time deposits	16,395		20,921		4,526	19,782
2. Trade notes and accounts receivable	88,168		115,725		27,556	111,670
3. Marketable securities	107,514		76,489		(31,025)	78,327
4. Parent company stock	—		5,919		5,919	—
5. Mortgage-backed securities	20,000		18,000		(2,000)	20,000
6. Inventories	40,486		34,494		(5,991)	37,439
7. Deferred tax assets	13,826		11,616		(2,209)	16,556
8. Other current assets	13,496		16,694		3,197	13,393
Allowance for doubtful accounts	(50)		(44)		6	(234)

Total current assets	299,836	54.9	299,817	52.1	(19)	296,935	54.9

II Non-current assets:
1. Property, plant and equipment:
(1) Buildings and structures	55,969		55,521		(448)	55,882
(2) Machinery, equipment and vehicles	19,705		19,902		196	20,485
(3) Land	17,526		16,627		(898)	17,693
(4) Construction in progress	6,029		5,691		(337)	4,488
(5) Other	6,372		6,537		165	6,472

Total property, plant and equipment, net	105,602		104,280		(1,322)	105,022
2. Intangible assets:
(1) Goodwill, net	—		9,754		9,754	—
(2) Other, net	6,796		5,729		(1,066)	7,126

Total intangible assets, net	6,796		15,484		8,688	7,126
3. Investments and other assets:
(1) Investment securities	105,461		125,232		19,771	113,258
(2) Long-term loans	763		930		166	1,596
(3) Deferred tax assets	3,167		3,219		52	3,421
(4) Other assets	25,250		26,272		1,021	13,400
Allowance for doubtful accounts	(323)		(317)		5	(226)

Total investments and other assets	134,319		155,337		21,017	131,450

Total non-current assets	246,718	45.1	275,101	47.9	28,383	243,598	45.1

Total assets	546,555	100.0	574,918	100.0	28,363	540,533	100.0

	(Millions of yen)
	As of March 31, 2005		As of December 31, 2005		Change	As of December 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
LIABILITIES

I Current liabilities:
1. Trade notes and accounts payable	17,182		21,394		4,212	22,451
2. Short-term bank loans	18		5		(13)	13
3. Income taxes payable	8,401		14,060		5,659	7,858
4. Allowance for sales returns and rebates	1,869		3,017		1,147	3,382
5. Accrued expenses and other current liabilities	46,867		42,124		(4,742)	43,086

Total current liabilities	74,339	13.6	80,602	14.0	6,263	76,793	14.2

II Non-current liabilities:
1. Long-term debt	5		5		(0)	14
2. Deferred tax liabilities	9,791		20,597		10,805	2,122
3. Accrued retirement and severance benefits	4,754		4,850		95	18,578
4. Accrued directors’ retirement and severance benefits	2,200		1,452		(747)	2,131
5. Other non-current liabilities	5,318		2,870		(2,447)	718

Total non-current liabilities	22,070	4.0	29,776	5.2	7,705	23,566	4.4

Total liabilities	96,409	17.6	110,378	19.2	13,969	100,359	18.6

MINORITY INTERESTS
Minority interests	1,582	0.3	359	0.1	(1,223)	2,249	0.4

SHAREHOLDERS’ EQUITY
I Common stock	45,246	8.3	45,246	7.9	—	45,246	8.4
II Additional paid-in capital	49,130	9.0	48,961	8.5	(169)	49,130	9.1
III Retained earnings	376,144	68.8	336,234	58.5	(39,910)	365,077	67.5
IV Net unrealized gain on investment securities	18,215	3.3	34,158	5.9	15,942	18,682	3.5
V Foreign currency translation adjustments	(1,305)	(0.2)	(419)	(0.1)	886	(1,365)	(0.3)
VI Treasury stock at cost	(38,867)	(7.1)	—	—	38,867	(38,848)	(7.2)

Total shareholders’ equity	448,563	82.1	464,180	80.7	15,617	437,924	81.0

Total liabilities, minority interests and shareholders’ equity	546,555	100.0	574,918	100.0	28,363	540,533	100.0

(2) Consolidated Statements of Income

	(Millions of yen)
	First nine months of fiscal 2004		First nine months of fiscal 2005		Change	Fiscal 2004
	Amount	%	Amount	%	Amount	Amount	%
I Net sales	253,782	100.0	266,593	100.0	12,811	328,534	100.0
II Cost of sales	79,838	31.5	73,778	27.7	(6,060)	100,834	30.7

Gross profit	173,943	68.5	192,815	72.3	18,872	227,699	69.3
III Selling, general and administrative expenses	125,616	49.5	131,845	49.4	6,228	171,636	52.2

Operating income	48,327	19.0	60,970	22.9	12,643	56,063	17.1
IV Non-operating income	1,900		2,472		571	2,795
V Non-operating expenses	592		649		57	1,538

Ordinary income	49,635	19.6	62,793	23.6	13,157	57,320	17.5
VI Extraordinary gains	1,224		181		(1,042)	16,983
VII Extraordinary losses	8,288		3,976		(4,312)	9,633

Net income before income taxes and minority interests	42,571	16.8	58,998	22.1	16,426	64,670	19.7
Income tax expenses	17,908		24,550		6,641	28,843
Minority interests in net losses of subsidiaries	(673)		(475)		198	(1,348)

Net income	25,336	10.0	34,922	13.1	9,586	37,175	11.3

(3) Segment Information

[Operating Segments]

	(Millions of yen)
First nine months of fiscal 2004	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	241,328	12,454	253,782	—	253,782
(2) Inter-segment sales and transfers	144	2,003	2,148	(2,148)	—

Total	241,472	14,458	255,930	(2,148)	253,782

Operating expenses	187,380	14,544	201,925	3,529	205,455
Operating income (loss)	54,091	(86)	54,005	(5,677)	48,327

	(Millions of yen)
First nine months of fiscal 2005	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	255,276	11,317	266,593	—	266,593
(2) Inter-segment sales and transfers	159	1,905	2,064	(2,064)	—

Total	255,435	13,223	268,658	(2,064)	266,593

Operating expenses	187,982	12,887	200,869	4,753	205,623
Operating income	67,453	335	67,789	(6,818)	60,970

	(Millions of yen)
Fiscal 2004	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	311,844	16,689	328,534	—	328,534
(2) Inter-segment sales and transfers	73	2,783	2,857	(2,857)	—

Total	311,917	19,473	331,391	(2,857)	328,534

Operating expenses	247,821	19,552	267,373	5,096	272,470
Operating income (loss)	64,096	(78)	64,017	(7,953)	56,063

Notes:

1.	Method of classifying operating segments

Classifications into ‘Pharmaceuticals’ and ‘Other’ are based on a consideration of product type, market characteristics, and other factors.

2.	Main products in each operating segment

Pharmaceuticals: Pharmaceutical products, diagnostic and radiopharmaceutical products, and over-the-counter drugs

Other: Fine chemicals, safety testing and research, real estate rental, and other

3.	Changes in accounting policies

(First nine months of fiscal 2005)

Buildings (excluding fixtures) purchased on and after April 1, 1998, had been depreciated using the declining-balance method, however, as of the period under review the Company depreciates such buildings using the straight-line method. This change resulted in a ¥160 million increase in operating income due to a ¥152 million decline in operating expenses in the “Pharmaceuticals” business and a ¥7 million decline in operating expenses in the “Other” business.

[Geographic Segment]

Information by geographic segment has been omitted because more than 90% of total segment sales and segment assets were attributable to Japan.

[Overseas Net Sales]

	(Millions of yen)
First nine months of fiscal 2004	Americas	Europe	Asia and other	Total
I Overseas net sales	30,364	11,161	6,609	48,135

II Consolidated net sales				253,782

III Percentage of overseas net sales to consolidated net sales (%)	12.0	4.4	2.6	19.0

	(Millions of yen)
First nine months of fiscal 2005	Americas	Europe	Asia and other	Total
I Overseas net sales	36,485	12,250	6,930	55,666

II Consolidated net sales				266,593

III Percentage of overseas net sales to consolidated net sales (%)	13.7	4.6	2.6	20.9

	(Millions of yen)
Fiscal 2004	Americas	Europe	Asia and other	Total
I Overseas net sales	46,608	13,392	8,588	68,589

II Consolidated net sales				328,534

III Percentage of overseas net sales to consolidated net sales (%)	14.2	4.1	2.6	20.9

Notes:

1.	Geographic areas are classified on the basis of geographic proximity.

2.	Principal countries for each geographic area include the following:

(1) Americas:         United States

(2) Europe:             Germany, France, Italy

(3) Asia and other: China, Taiwan, Korea

3.	Overseas net sales are defined as net sales of the Company and its consolidated subsidiaries transacted in countries or regions outside of Japan.